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                                                                Exhibit (a)(16)


FOR IMMEDIATE RELEASE

16 December 1998

EG&G ANNOUNCES SUCCESSFUL CLOSE OF LUMEN TENDER OFFER
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WELLESLEY, MASSACHUSETTS .... EG&G, Inc. (NYSE:EGG) today announced that it had successfully completed its tender offer to purchase shares of Lumen Technologies, Inc. (NYSE: LNM), Rye, New York, as of 6:00 p.m. yesterday, 15 December. The cash tender offer, which commenced on 27 October, was to purchase all of the outstanding shares of common stock of Lumen, a maker of high-technology specialty light sources, at $7.75 per share. The tender offer was made pursuant to a previously announced agreement between EG&G and Lumen where an EG&G subsidiary would acquire Lumen for approximately $250 million in cash and assumed debt.

According to the depository for the offer, 18,754,556 shares of Lumen common stock, including shares tendered pursuant to notices of guaranteed delivery, were tendered and accepted for payment. This number of shares represents approximately 93% of the issued and outstanding shares of Lumen common stock. The merger agreement provides that, subject to the fulfillment of certain conditions, EG&G's subsidiary will be merged with Lumen and any shares of Lumen common stock not owned by EG&G or its subsidiary will be converted into the right to receive $7.75 per share in cash.

As a result of this acquisition, Lumen will add products that include high-intensity specialty discharge lamps for cinema projection and stage and studio lighting to EG&G's Optoelectronics product offerings. EG&G products include specialty flashlamps, as well as flashtubes used every year in more than 100 million single-use cameras. Together, the companies will be positioned to serve a diverse customer base in high-growth, specialty light-source markets.

Lumen had pro forma 1997 sales of $138.4 million and pro forma six month 1998 sales of $77 million. Lumen has an employee base of 1,140 and operations in California, Connecticut, the United Kingdom and Italy.

"We are delighted to reach this milestone in the acquisition process," said Gregory L. Summe, EG&G President and COO. "Lumen is a strong strategic fit for EG&G and will complement our Optoelectronics' product mix. Our combined manufacturing, selling, distribution and R&D expertise will greatly improve our ability to serve our customers."

EG&G gains a company renowned for developing state-of-the-art lamps and related products used for projection applications. Lumen will benefit from EG&G's low-cost manufacturing facilities and the opportunity to work with suppliers for the major components of lamps and related systems.


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EG&G expects this acquisition to be slightly accretive to 1999 earnings per share.

In a related development, EG&G announced that upon closing of its new revolving credit facilities, the amount that the Company is authorized to borrow via the commercial paper market will be increased from $200 million to $300 million.

FORWARD-LOOKING INFORMATION

This press release contains a number of "forward-looking statements" about the Lumen acquisition, the future benefits EG&G expects to derive as a result of this acquisition and the effect of the acquisition on 1999 earnings. There are a number of important factors that could cause actual events or results to differ materially from those expected or indicated by such statements. These factors include, the risk that the acquisition may not be consummated, EG&G's success in integrating Lumen into its own operations, and the risk that anticipated benefits from the acquisition may not occur or may be delayed or reduced in their realization.

EG&G, Inc. is a global technology company that provides complete systems, as well as products to medical, aerospace, semiconductor, photographic and other industries. It delivers skilled support services to government and industrial customers. Based in Wellesley, Massachusetts, EG&G has annual sales of $1.4 billion and about 12,000 employees worldwide.

For further information contact:      Deborah S. Lorenz, EG&G, Inc.
                                      Vice President of Investor Relations and
                                      Corporate Communications
                                      Tel: (781) 431-4306

                                      Martin A. Reynolds, EG&G, Inc.
                                      Manager of Corporate Communications
                                      Tel: (781) 431-4282